UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________.

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661 2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
March 9, 2009
METHANEX PRESIDENT & CEO INTENDS TO PURCHASE SHARES TO INCREASE HOLDINGS
Methanex Corporation announced today that Bruce Aitken, President and Chief Executive Officer, plans to purchase up to 40,000 additional Methanex common shares. The purchase is expected to occur between March 16th and the end of May 2009 through the facilities of the Toronto Stock Exchange.
Methanex has in place Share Ownership Guidelines under which Mr. Aitken is required to hold Methanex common shares and share equivalents having a value of at least five times his base salary. Subsequent to this intended purchase, Mr. Aitken will hold approximately 415,000 Methanex common shares or share equivalents and continue to hold in excess of the Share Ownership Guidelines.
This announcement is being made by way of press release in keeping with a Methanex governance policy that requires intended transactions in Methanex securities by the President and CEO of Methanex to be publicly disclosed no less than five business days in advance of the intended transaction. Ownership and trading history of Methanex securities by Methanex insiders is publicly available and may be viewed at www.sedi.ca.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 9, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary